Exhibit (a)(5)(A)
FOR IMMEDIATE RELEASE

Contact: Charles Lambert
Finance Director
Medical Properties Trust
(205) 397-8897
clambert@medicalpropertiestrust.com
MEDICAL PROPERTIES TRUST, INC. ANNOUNCES CASH TENDER OFFER FOR THE AGGREGATE
PRINCIPAL AMOUNT OF CERTAIN OF ITS SUBSIDIARY’S OUTSTANDING NOTES
     BIRMINGHAM, Ala. — June 15, 2011 — Medical Properties Trust, Inc. (the “Company”) (NYSE: MPW) today announced that it has commenced a cash tender offer to purchase any and all of the outstanding 9.25% Exchangeable Senior Notes due 2013 (CUSIP Number 55342NAG5) issued by the Company’s operating partnership, MPT Operating Partnership, L.P. The tender offer will expire at 12 midnight, New York City time, on July 13, 2011 (inclusive of July 13, 2011), unless extended or earlier terminated by the Company. $82,000,000 aggregate principal amount of the exchangeable notes were outstanding as of June 15, 2011.
     The tender offer is being made solely pursuant to the Offer to Purchase dated June 15, 2011 and the accompanying Letter of Transmittal, which were filed by the Company with the Securities and Exchange Commission on June 15, 2011, as exhibits to a Tender Offer Statement on Schedule TO. The terms and conditions of the tender offer are more fully set forth in those documents.
     Upon the terms and subject to the conditions set forth in the Offer to Purchase, the Company is offering to pay, for each $1,000 principal amount of exchangeable notes, a cash purchase price equal to the sum of (i) (x) the arithmetic average of the volume weighted prices per share of the Company’s common stock on the trading days beginning on June 20, 2011 and ending on July 11, 2011 (calculated as described in the Offer to Purchase) multiplied by (y) 32.3559, plus (ii) a fixed cash amount of $807.91. In no event will the purchase price per $1,000 principal amount of exchangeable notes be less than $1,000.00 or greater than $1,300.00.
     The Company will also pay accrued and unpaid interest in respect of any exchangeable notes accepted for purchase in the tender offer to, but not including, the settlement date for the tender offer, which is expected to be the next business day following the expiration date.
     In order to receive the purchase price, holders of the exchangeable notes must validly tender and not validly withdraw their exchangeable notes at or prior to the expiration date.
     The Company will determine the final purchase price promptly after the close of trading on the New York Stock Exchange on July 11, 2011 and will announce the final purchase price no later than 9:00 a.m., New York City time, on the next business day. The final purchase price also will be posted at such time on the internet at www.gbsc-usa.com/mpt and will be available from the information agent for the tender offer. Prior to determining the final purchase price, an indicative purchase price will be posted on the website http://www.gbsc-usa.com/mpt and will be available from the information agent for the tender offer.
     As described in the Offer to Purchase, holders of the exchangeable notes may withdraw the tender of their exchangeable notes at any time on or prior to the expiration date. Validly withdrawn exchangeable notes may be re-tendered at any time on or prior to the expiration date.
     The tender offer is conditioned on the Company’s receipt of the consent of lenders under the Company’s existing credit facility, in addition to other customary closing conditions, and is subject to the satisfaction or waiver of certain other conditions set forth in the Offer to Purchase. The tender offer is not conditioned on the tender of a minimum amount of exchangeable notes. Subject to applicable law, the Company may amend, extend or, subject to certain conditions, terminate the tender offer at any time.

     This press release is for informational purposes only and is not an offer to sell or purchase or the solicitation of an offer to sell or purchase any securities discussed herein. The tender offer is only being made pursuant to the terms of the Offer to Purchase and the related Letter of Transmittal. The tender offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. None of the Company, the dealer manager, the depositary, the information agent, the trustee or their respective affiliates is making any recommendation as to whether or not holders should tender all or any portion of their exchangeable notes in the tender offer. Holders are urged to read the documents related to the tender offer carefully before making any decision with respect to the tender offer. Holders must make their own decisions as to whether to participate in the tender offer, and if they decide to do so, the principal amount of the exchangeable notes to tender.
     The Company has engaged Deutsche Bank Securities Inc. to act as dealer manager for the tender offer. The Company has engaged Global Bondholder Services Corporation to act as information agent and depositary for the tender offer. Requests for documents may be directed to Global Bondholder Services Corporation at (866) 470-3900 (U.S. toll free) or at (212) 430-3774 (collect), or in writing to 65 Broadway, Suite 404, New York, NY 10006, Attention: Corporate Actions. Questions regarding the tender offer may be directed to Deutsche Bank Securities Inc. at (800) 503-4611 (U.S. toll free), or in writing to 100 Plaza One, Jersey City, New Jersey 07311.
     About Medical Properties Trust, Inc.
     Medical Properties Trust, Inc. is a Birmingham, Alabama based self-advised real estate investment trust formed to capitalize on the changing trends in healthcare delivery by acquiring and developing net-leased healthcare facilities. These facilities include inpatient rehabilitation hospitals, long-term acute care hospitals, regional acute care hospitals, ambulatory surgery centers and other single-discipline healthcare facilities, such as heart hospitals and orthopedic hospitals.
     The statements in this press release that are forward looking are based on current expectations and actual results or future events may differ materially. Words such as “expects,” “believes,” “anticipates,” “intends,” “will,” “should” and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results of the Company or future events to differ materially from those expressed in or underlying such forward-looking statements, including without limitation: the Company’s ability to consummate the tender offer for the exchangeable notes; national and economic, business, real estate and other market conditions; the competitive environment in which the Company operates; the execution of the Company’s business plan; financing risks; the Company’s ability to maintain its status as a REIT for federal income tax purposes; acquisition and development risks; potential environmental and other liabilities; and other factors affecting the real estate industry generally or healthcare real estate in particular. For further discussion of the factors that could affect outcomes, please refer to the “A Warning About Forward-Looking Statements” and “Item 1A. Risk Factors” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, filed on February 28, 2011, as amended by the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2010, filed on April 12, 2011, the “Forward-Looking Statements” and “Item 1A. Risk Factors” sections of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, filed on May 10, 2011, and as further updated by the Company’s subsequently filed Quarterly Reports on Form 10-Q and the Company’s other SEC filings. Except as otherwise required by the federal securities laws, the Company undertakes no obligation to update the information in this press release.

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